FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2005
Commission File Number: 001-14278
QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.
TABLE OF CONTENTS
Item
1.	Press Release entitled “ QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES STOCK REPURCHASE PLAN FOR A FURTHER AMOUNT OF UP TO US$50 MILLION”
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.
Date: October 14, 2005	By:	/s/ Agustin Garcia Mansilla
		Name:	Agustin Garcia Mansilla
		Title:	Chief Executive Officer

CONTACT:
Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE
QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
STOCK REPURCHASE PLAN FOR A FURTHER AMOUNT OF UP TO US$50 MILLION
LUXEMBOURG – OCTOBER 13, 2005 – Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) announced today that its Board of Directors has authorized the purchase of the Company’s own shares, including its American Depositary Shares (“ADS”), each of which represent two Class B shares. Specifically, the board authorized the expenditure of up to US$50 million to make market purchases of its own shares, as, when and if market conditions are appropriate.
Assuming that 20 Class A shares are equivalent to one ADS, and based on the market price of Quinsa’s ADSs on October 11, 2005, the new program authorized by the board would allow Quinsa to purchase up to approximately 3.0% of Quinsa’s outstanding shares (calculated net of treasury stock). The actual number of shares purchased by Quinsa will depend on the prices at which the purchases are made. Quinsa’s capital stock (net of treasury stock) currently consists of 48,094,292 Class B Shares and 624,453,850 Class A Shares. Quinsa’s management stated that the additional repurchase program is a result of the board’s intention to acquire shares at prices that represent an attractive investment for the company and its shareholders.
ABOUT QUINSA
Quinsa is a Luxembourg-based holding company that controls 92.95 percent of Quilmes International (Bermuda) (“QIB”). The remaining 7.05 percent stake is held by Companhia de Bebidas das Americas – AmBev (“AmBev”).
Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.
The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.
Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).
Quinsa’s web address: www.Quinsa.com
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